UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

DAIDO KOGYO KABUSHIKI KAISHA
(Name of Subject Company)
DAIDO KOGYO CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Tsubakimoto Chain Co.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
DAIDO KOGYO CO., LTD. I-197, Kumasaka-machi, Kaga-shi, Ishikawa, 922-8686 Japan +81-761-72-1234 Attn: Mr. Kenshin Noguchi
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Regarding Execution of Business Integration Agreement and Share Exchange Agreement (Simplified Share Exchange) for Business Integration of TSUBAKIMOTO CHAIN Co. and DAIDO KOGYO CO., LTD (English translation)
99.2	Notice Regarding Decision on Matters Relating to the Acquisition of Treasury Shares (Acquisition of Treasury Shares under the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act) (English translation)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Tsubakimoto Chain Co. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 14, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tsubakimoto Chain Co.

/s/ Yasuhiro Akesaka

Name: Yasuhiro Akesaka
Title: Senior Executive Officer
Date: May 14, 2025